SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West

5th Floor

Montréal, Québec

Canada H3A 2M8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosures: Press Releases dated June 6, 2005.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

CGI-AMS wins Filing and Payment Compliance Release 1.1
Contract with the Internal Revenue Service (IRS)

Fairfax, Virginia, June 6, 2005 - CGI-AMS Inc., the wholly-owned U.S. operating subsidiary of CGI Group Inc. (CGI) (TSX: GIB.SV.A; NYSE: GIB), announced today that it won a US$2.7 million contract with the Internal Revenue Service (IRS) to assist the agency with the first phase of its Filing and Payment Compliance initiative.

As part of its contract with the IRS, CGI-AMS will implement its Computer Assisted Collection System for Government (CACS-G) software, a Web-based automated workflow and case management system specifically designed for government compliance operations and related implementation services.

“We are excited to have the opportunity to build on our longstanding partnership with the IRS by helping them with the first phase of this critical project,” said Donna Morea, CGI-AMS president. “We look forward to implementing a system that will help streamline their collections process.”

The CGI-AMS Tax and Revenue Management Service Line provides systems, solutions, and consulting expertise to tax agencies worldwide. Its unique CACS-G solution is specifically designed and maintained for use by tax agencies and other government agencies responsible for collecting on a variety of government debt, such as taxes, student loans and courts’ receivables. The company has successfully implemented its CACS-G solution in 20 tax and revenue and student loan government agencies. CGI-AMS’s efforts with various tax agencies have resulted in major revenue gains and increased productivity. Five states that implemented CACS-G, as well as related technology and process reengineering, have collected over $1.5 billion dollars in additional measured revenue.

About CGI-AMS

CGI-AMS is the U.S. wholly-owned operating subsidiary of CGI Group Inc.

Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$3.8 billion (US$3.1 billion) and at March 31, 2005, CGI’s order backlog was CDN$12.9 billion (US$10 billion). CGI’s shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.’s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI

Investor relations

Jane Watson, vice-president, investor relations

(416) 945-3616

Ronald White, director, investor relations

(514) 841-3230

Media relations

Eileen Murphy, director, media relations

(514) 841-3430

PRESS RELEASE	FOR IMMEDIATE RELEASE

Uni-Select selects CGI for end-to-end IT outsourcing contract

Boucherville, Quebec – June 6, 2005 – Uni-Select Inc. (TSX: UNS), a leading distributor of aftermarket auto parts in North America, and CGI Group Inc. (CGI) (TSX: GIB.SV.A; NYSE: GIB), among the largest independent information technology and business process services firms, today announced the signing of a 10-year, end-to-end IT (information technology) outsourcing contract valued at CDN$35 million. As part of the contract, CGI will manage all infrastructure support, applications support and special IT projects. Up to 23 Uni-Select professionals will be joining CGI as part of this contract.

“Through this agreement, we will be able to further focus on our strategic IT orientation and future growth initiatives. As one of the largest purchasing groups in the North American automotive aftermarket industry, we are always seeking new ways of being more effective and efficient for our merchants. We feel strongly that this initiative will contribute to that goal,” said Jacques Landreville, president and CEO of Uni-Select.

Serge Godin, chairman and CEO of CGI added: “We are pleased to welcome our new professionals to the CGI team and welcome Uni-select as a new client. We are excited about building upon our distribution expertise as well as serving such a long-established firm. We are confident that in working together we will achieve desired business results.”

About Uni-Select

Uni-Select is Canada's second largest distributor of automotive replacement parts, equipment, tools and accessories and through Uni-Select USA, Inc., the company also provides service to merchants in the United States where it is the 8th largest distributor. Its subsidiary, Palmar, sells replacement parts, tools and accessories for heavy duty vehicles and wheels in Canada. The Uni-Select Network includes over 800 independent jobbers in Canada and almost 2,000 in the United States. Uni-Select is headquartered in Montreal and is expected to generate revenues in excess of CDN$1.1 billion in 2005. Uni-Select shares (UNS) are traded on the Toronto Stock Exchange (TSX). Website: www.uni-select.com.

About CGI

Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$3.8 billion (US$3.0 billion) and at March 31, 2005, CGI’s order backlog was CDN$12.9 billion (US$10 billion). CGI’s shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.’s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

Uni-Select

Richard G. Roy, vice-president administration and chief financial officer, (450) 641-2440

CGI

Investor relations

Jane Watson, vice-president, investor relations, (416) 945-3616

Ronald White, director, investor relations, (514) 841-3230

Media relations

Eileen Murphy, director, media relations, (514) 841-3430

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: June 6, 2005	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary